U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-28191

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF

BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

499 Park Avenue

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,

CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment and Administrative

Committees of the BGC

Partners, Inc. Deferral Plan for

Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and

Their Affiliates

We have audited the accompanying statement of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (formerly eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates for the year ended December 31, 2007, was audited by other auditors whose report dated June 27, 2008, expressed an unqualified opinion on that financial statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

BGC Partners, Inc. Deferral Plan for Employees of

BGC Partners, Inc., Cantor Fitzgerald, L.P. and

Their Affiliates

New York, NY

We have audited the accompanying statement of net assets available for the benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates, formerly eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Plan”), as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for the benefits of the Plan at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

June 27, 2008

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS:
Cash and cash equivalents	$480,230	$162,035
Participant-directed investments at fair value	82,313,296	110,933,477
Participant contribution receivables	22,289	14,200

Total assets	82,815,815	111,109,712

LIABILITIES:
Payables for securities purchased	—	34,079

Total liabilities	—	34,079

NET ASSETS AVAILABLE FOR BENEFITS	$82,815,815	$111,075,633

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald,

L.P. and Their Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

ADDITIONS:
Contributions:
Participant contributions	$11,156,759
Rollover contributions	1,862,438

Total contributions	13,019,197
Interest and dividends	1,756,828

Total additions	14,776,025

DEDUCTIONS:
Net depreciation in fair value of investments	37,219,957
Distributions to participants	5,562,439
Administrative expenses	253,447

Total deductions	43,035,843

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(28,259,818)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	111,075,633

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$82,815,815

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Notes to Financial Statements

As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008

1.	Description of Plan

The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”), formerly the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates, provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

On April 1, 2008, BGC Partners, LLC, merged with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. The merger had no effect on the financial statements of the Plan and all Plan requirements remain the same. The ticker symbol of eSpeed, Inc. changed from ESPD to BGCP and the name of the eSpeed Stock Fund offered as a participant directed investment changed from the eSpeed Stock Fund to the BGCP Stock Fund.

On February 11, 2009 the name of the Plan was changed to BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates. (See Note 7, Subsequent Event)

General – The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). There are no known material events of the Plan’s non-compliance with ERISA. The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”) (formerly eSpeed, Inc.). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company”.

The trustee for the Plan is Fiserv Corporation (“Fiserv”). In 2008, Fiserv was acquired by TD Ameritrade, Inc. (“TD Ameritrade”). The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC is the Plan’s recordkeeper.

Committees – The Plan is supervised by an Administrative Committee and an Investment Committee. Each committee is comprised of seven members who are all employees of the Company.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.

The Investment Committee has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Investment Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc., in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38).

Eligibility – All employees of the Company are eligible to participate in the Plan upon hire and reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors or leased employees, and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions – Eligible employees may elect to contribute up to 80% of their compensation to the plan as pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($15,500 in 2008 and 2007, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC”)). The Plan also permits rollover contributions. The Plan also permits participants age 50 and over to make catch-up contributions of up to $5,000 for 2008. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Any contributions in excess of IRC limitations related to the 2008 Plan year were refunded to the participants by March 15, 2009.

Matching Contributions – The Plan allows eligible participants to invest in BGC Partners’ Class A common stock (the “BGCP Stock Fund”). Prior to 2007, the Company matched contributions to this fund annually with up to $3,000 of BGC Partners’ Class A common stock per participant. Effective January 1, 2007, the Company no longer matches participant contributions to the BGCP Stock Fund.

The BGCP Stock Fund, which invests primarily in BGC Partners’ Class A common stock, is available only to employees of BGC Partners and of its affiliates that have, with the permission of the BGC Partners Board of Directors, made available the BGCP Stock Fund to their employees. BGC Partners’ Class A common stock is retained in this fund regardless of market fluctuations. Shares of BGC Partners’ Class A common stock are purchased for the BGCP Stock Fund on the open market or privately at prices not in excess of the market price at the time of purchase.

The trustee of the BGCP Stock Fund has created a unitized portfolio account for the BGC Partners plan account. The portfolio holds approximately 97% BGC Partners’ Class A common stock and 3% cash in a TD Ameritrade money market account. The portfolio is represented within the plan as a dummy ticker (UESPD) and it trades in the plan account similar to a mutual fund for recordkeeping purposes. The purpose of the cash component in the portfolio is to allow for liquidity so that participants can trade in and out of the stock portfolio and not be subject to the three-day settlement of transactions in the underlying stock.

Investment Options – Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2008, investment options include the BGCP Stock Fund, money market funds and mutual funds. On the first day of the month following hire date, eligible participants are auto-enrolled in the Plan by the Company at a rate of 2% of compensation invested in the Fidelity Prime Fund Capital Reserves Class A, a money market fund.

Vesting – Participants are vested immediately in their contributions plus earnings thereon. Vesting in the matching contribution portion of their accounts is based on years of service (a plan year in which the employee is credited with 1,000 hours of service). A participant is 100% vested after three years of credited service, 33% being earned in each of the first two years.

Forfeitures – Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participant’s matching contribution account is fully vested. The unvested portions are forfeited and applied to future matching contributions or administrative expenses at the discretion of the Administrative Committee. As of December 31, 2008 and 2007, forfeited non-vested accounts totaled $8,600 and $7,838, respectively. The balance at December 31, 2008 is expected to be applied to the payment of Plan expenses.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions (prior to 2007) and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions – Payment of benefits begin as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.

Loans to Participants – A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant’s vested account balance. Interest on outstanding loans is charged at a commercially reasonable rate as determined by the Plan Administrator, which may not be less than a commercial bank’s prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence (in which case, the repayment period may exceed five years). Participant loans were $1,415,700 and $1,363,641 as of December 31, 2008 and 2007, respectively.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Benefit Payments to Participants and Beneficiaries – Benefits are recorded when disbursed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Risks and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGCP Stock Fund is composed primarily of the BGC Partner’s stock which is valued at quoted market price at the end of the year. Loan receivables are stated at the outstanding balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. The majority of the cash and cash equivalent balances held as of December 31, 2008 have subsequently been invested in participant-directed investments.

New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Plan adopted this pronouncement on January 1, 2008. The adoption of this FASB did not have a material impact on the financial statements of the Plan.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

TD Ameritrade manages the BGCP Stock Fund, the TD Bank USA Institutional Money Market Deposit Account (formerly known as the Fiserv Trust Money Market Institutional Account) and the TD Bank USA Money Market Deposit Account (formerly known as the Fiserv Trust Money Market Account).

The BGCP Stock Fund was valued at $1,151,327 and $1,337,578 (1% of net assets) as of December 31, 2008 and 2007, respectively. The TD Bank USA Institutional Money Market Deposit Account was valued at $10,498 and $0 as of December 31, 2008 and 2007, respectively. The TD Bank USA Money Market Deposit Account, which is the account in which uninvested cash is held, was valued at $480,230 and $162,035 as of December 31, 2008 and 2007, respectively.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Internal Revenue Service has determined and informed CFLP by letter dated November 26, 2002 that the Plan is qualified as to form with applicable sections of the IRC and, as such, the related trust is exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s net assets as of December 31, 2008 and 2007, respectively:

	Fair Value as of December 31,
	2008	2007
Fidelity Prime Fund Capital Reserves CLA, 21,549,357 and 16,954,091 shares, respectively	$21,549,357	$16,954,091
Dodge and Cox Stock Fund, 83,645 and 84,679 shares, respectively	6,220,708	11,707,660
PIMCO Total Return Institutional CL, 477,541 and 365,939 shares, respectively	4,842,266	*
Janus Contrarian Fund, 422,699 and 435,874 shares, respectively	*	8,473,382
Vanguard Institutional Index Fund 47,714 and 41,542 shares, respectively	*	5,572,396
American Funds Europacific Growth Fund, 139,522 and 141,421 shares, respectively	*	7,194,101

*	Investment did not represent 5% or more of the Plan’s net assets.

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold and held) depreciated as follows:

Year Ended December 31, 2008
Mutual funds	$(35,934,499)
Common stock fund	(1,285,458)

Total Plan Net Depreciation	$(37,219,957)

6.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS 157, which defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments under SFAS 157 as of December 31, 2008.

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock fund (a)	$1,151,327	$—	$—	$1,151,327
Mutual funds (a)	79,735,771	—	—	79,735,771
Money market institutional deposit account (b)	10,498	—	—	10,498
Participant loans (b)	—	—	1,415,700	1,415,700

Total Investments at Fair Value	$80,897,596	$—	$1,415,700	$82,313,296

(a)	Valued at the net asset value.
(b)	Valued at outstanding balance plus accrued interest, which approximates fair value.

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Year Ended December 31, 2008
Balance, beginning of year	$1,363,641
Purchases, sales, issuances, and settlements (net)	52,059

Balance, end of year	$1,415,700

7.	Subsequent Event

On February 11, 2009 the name of the Plan was changed to BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates.

SUPPLEMENTAL SCHEDULE

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Cash and Cash Equivalents
*	TD Bank USA Money Market Deposit Account	Cash Equivalent	**	$480,230

	Participant-Directed Investments
	Allger Smallcap Growth Fund Class A	Registered Investment Co.	**	190,944
	Alliance Bernstein International Value Class A	Registered Investment Co.	**	488,688
	American Funds Europacific Growth Fund	Registered Investment Co.	**	3,899,644
	American Funds The Growth Fund of America	Registered Investment Co.	**	2,802,714
	American Funds The Income Fund of America	Registered Investment Co.	**	2,408,536
	Aston/River Road Small Cap Value Fund N	Registered Investment Co.	**	219,356
	Aston/TAMRO Small Cap Fund N	Registered Investment Co.	**	13,785
*	BGCP Stock Fund	Unitized Portfolio Account	**	1,151,327
	Calamos Growth Fund Class A	Registered Investment Co.	**	1,717,646
	CGM Focus Fund	Registered Investment Co.	**	2,944,840
	CGM Realty Fund	Registered Investment Co.	**	678,562
	Columbia Acorn Fund Class Z	Registered Investment Co.	**	351,573
	CRM Mid Cap Value Investor	Registered Investment Co.	**	390,105
	Delaware Value Fund Class A	Registered Investment Co.	**	550,037
	Dodge & Cox Stock Fund	Registered Investment Co.	**	6,220,708
	DWS RREEF Global Real Estate Securities F	Registered Investment Co.	**	71,763
	Eaton Vance Large Cap Value Fund Class A	Registered Investment Co.	**	368,280
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	**	223,247
	Fidelity Contrafund	Registered Investment Co.	**	1,494,860
	Fidelity Low Priced Stock Fund	Registered Investment Co.	**	997,187
	Fidelity Prime Fund Capital Reserves CLA	Registered Investment Co.	**	21,549,357
	Fidelity Spartan Intermediate Tr Bond Index Fund	Registered Investment Co.	**	36,559
	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Co.	**	309,587
	First Eagle Overseas Fund Class A	Registered Investment Co.	**	983,121
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	**	964,169
	Janus Advisor Forty Fund Class S	Registered Investment Co.	**	473,498
	Janus Contrarian Fund	Registered Investment Co.	**	4,070,595
	Janus Global Research Fund	Registered Investment Co.	**	1,107,754
	Janus Overseas Fund	Registered Investment Co.	**	442,172
	Jennison Dryden Utility Fund Class Z	Registered Investment Co.	**	207,174
	Keeley Small Cap Value Fund	Registered Investment Co.	**	560,514
	Leuthold Asset Allocation Fund	Registered Investment Co.	**	283,528
	Listed Private Equity A	Registered Investment Co.	**	93,446
	Merger Fund	Registered Investment Co.	**	339,373
	Metropolitan West Low Duration Bond Class	Registered Investment Co.	**	79,405
	PIMCO Commodity Real Return Strategy Class	Registered Investment Co.	**	66,622
	PIMCO Developing Local Markets Fund Class	Registered Investment Co.	**	59,629
	PIMCO Total Return Institutional CL	Registered Investment Co.	**	4,842,266
	RiverNorth Core Opportunity Fund	Registered Investment Co.	**	363,476
	Sentinel Small Company Fund Class A	Registered Investment Co.	**	1,158,859
	SSGA Emerging Markets Fund	Registered Investment Co.	**	75,223
	T Rowe Price Growth Stock Fund Advisor C	Registered Investment Co.	**	486,891
	TCW Dividend Focused Fund Class N	Registered Investment Co.	**	492,132

	TCW Total Return Bond Fund Class N	Registered Investment Co.	**	812,659
	Turner Midcap Growth Investor Class	Registered Investment Co.	**	355,283
	U.S. Global Investors Global Resources Fund	Registered Investment Co.	**	996,926
	Vanguard Health Care Fund	Registered Investment Co.	**	1,624,623
	Vanguard Institutional Index Fund	Registered Investment Co.	**	3,938,320
	Vanguard Mid Cap Index Fund Signal Shares	Registered Investment Co.	**	1,855,426
	Vanguard Short Term Treasury Admiral Shares	Registered Investment Co.	**	1,953,665
	Vanguard Small Cap Index Fund Signal Shares	Registered Investment Co.	**	1,417,951
	Victory Diversified Stock Class A	Registered Investment Co.	**	246,951
	Wasatch International Opportunities Fund	Registered Investment Co.	**	108,172
	Westcore Plus Bond Fund	Registered Investment Co.	**	485,182
	Western Asset Core Plus Intermediary Shares	Registered Investment Co.		333,051
	William Blair International Growth N	Registered Investment Co.	**	529,737
*	TD Bank USA Institutional Money Market Deposit Account	Cash Equivalent	**	10,498
*	Participant loans	Participant Loans (1)	—	1,415,700

				82,313,296

	TOTAL ASSETS			$82,793,526

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2009 to 2013 at interest rates of 4% to 10%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2008 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ A. Graham Sadler
Name:	A. Graham Sadler
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 29, 2009

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP, independent auditors

23.2	Consent of Deloitte & Touche LLP, independent auditors